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                                                                   EXHIBIT 16.1


November 12, 2001



Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for dreamlife inc. and, under the date of March 30, 2001, we reported on the financial statements of dreamlife inc. (a development stage enterprise) as of December 31, 2000 and 1999 and for the year ended December 31, 2000 and the period from April 21, 1999 (date of inception) to December 31, 1999. On November 6, 2001, we declined to stand for reelection. We have read dreamlife inc.'s statements included under
Item 4 of its Form 8-K dated November 12, 2001 and we agree with such statements, except that we are not in a position to agree or disagree with dreamlife inc.'s statement that the hiring of BDO Seidman LLP was approved by the Executive Committee of the Board of Directors.


                                       Very truly yours,

                                       KPMG LLP